EXHIBIT 3.2
TEXT OF AMENDMENT TO BYLAWS

Article III, Section 2 of the Bylaws is amended to read as follows:

Section 2. Number and Term. The board of directors shall consist of seven (7) members, and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.